UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 3 – Arch Hill Ventures N.V.)

(Amendment No. 6 – Arch Hill Capital N.V.)

Under The Securities Exchange Act of 1934

Lithium Technology Corporation

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

536808306

(CUSIP Number)

H. H. van Andel

Arch Hill Capital N.V.

Parkweg 2

2585 JJ’s Gravenhage

The Netherlands

Telephone: 011 31703546818

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 13, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 536808306

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only). Arch Hill Ventures N.V.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8. Shared Voting Power 26,568,480 9. Sole Dispositive Power 10. Shared Dispositive Power 26,568,480

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 26,568,480

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 68.02%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 536808306

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only). Arch Hill Capital N.V.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 24,211,099 8. Shared Voting Power 26,568,480 9. Sole Dispositive Power 24,211,099 10. Shared Dispositive Power 26,568,480

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 50,779,579

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 93.98%

14.	Type of Reporting Person (See Instructions) CO

This statement on Schedule 13D constitutes Amendment No. 3 to the Schedule 13D (the “Arch Hill Ventures Amendment”) by Arch Hill Ventures N.V. (“Arch Hill Ventures”) and Amendment No. 6 to the Schedule 13D (the “Arch Hill Capital Amendment”) filed by Arch Hill Capital N.V. (“Arch Hill Capital”) and amends and supplements the Schedule 13Ds filed by Arch Hill Capital and Arch Hill Ventures.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented to add the following:

On April 13, 2004, pursuant to a Debt Exchange Agreement between the Issuer, GAIA Holding B.V. (“GAIA Holding”), GAIA Akkumulatorenwerke GmbH (“GAIA”), Arch Hill Capital and Arch Hill Ventures, the Issuer exchanged debt owed to Arch Hill Capital and Arch Hill Ventures for Issuer equity securities (the “Debt Exchange”) as follows: (i) $1,587,375 of bridge notes held by Arch Hill Capital and issued in 2002 were exchanged for $1,587,375 of Issuer 10% Convertible Debentures Due 2006 and warrants to purchase up to 793,688 shares of Issuer common stock exercisable at $2.00 per share, (ii) $1,412,625 of bridge notes held by Arch Hill Capital and issued in 2003 were exchanged for $1,412,625 of Issuer 10% Convertible Debentures Due 2006 and warrants to purchase up to 706,312 shares of Issuer common stock exercisable at $2.00 per share, (iii) $5,459,502 of bridge notes issued in 2003 and $918,159 of bridge notes issued from January 1, 2004 through April 13, 2004 and $323,284 of interest on the bridge notes issued in 2003 and 2004 were exchanged for 6,069,697 shares of Issuer common stock and warrants to purchase up to 10,500,000 shares of Issuer common stock exercisable at $2.40 per share and (iv) $23,185,604 of debt owed to Arch Hill Ventures was exchanged for 21,001,453 shares of Issuer common stock (the “Debt Exchange”).

For a further description of the Debt Exchange transaction see Item 6.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and supplemented to add the following:

(a), (e), (f) As described in Item 3 and Item 6, on April 13, 2004, pursuant to a Debt Exchange Agreement between the Issuer, GAIA Holding, GAIA, Arch Hill Capital and Arch Hill Ventures, the Issuer exchanged debt owed to Arch Hill Capital and Arch Hill Ventures for Issuer equity securities as follows: (i) $1,587,375 of bridge notes held by Arch Hill Capital and issued in 2002 were exchanged for $1,587,375 of Issuer 10% Convertible Debentures Due 2006 and warrants to purchase up to 793,688 shares of Issuer common stock exercisable at $2.00 per share, (ii) $1,412,625 of bridge notes held by Arch Hill Capital and issued in 2003 were exchanged for $1,412,625 of Issuer 10% Convertible Debentures Due 2006 and warrants to purchase up to 706,312 shares of Issuer common stock exercisable at $2.00 per share, (iii) $5,459,502 of bridge notes issued in 2003 and $918,159 of bridge notes issued from January 1, 2004 through

April 13, 2004 and $323,284 of interest on the bridge notes issued in 2003 and 2004 were exchanged for 6,069,697 shares of Issuer common stock and warrants to purchase up to 10,500,000 shares of Issuer common stock exercisable at $2.40 per share and (iv) $23,185,604 of debt owed to Arch Hill Ventures was exchanged for 21,001,453 shares of Issuer common stock. For a further description of the Debt Exchange transaction see Item 6.

(g)	The issuance of the common shares and the issuance of Issuer common stock upon conversion of the Convertible Debentures and Warrants may impede the acquisition of control of the Issuer by any person.

The Reporting Person has no plans or proposals which relate to Items 4 (b), (c), (d), (g), (h), (i) or (j).

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and supplemented to add the following:

(a)	(i)	Arch Hill Capital is the beneficial owner of 50,779,579 shares of Issuer’s Common Stock representing approximately 93.98% of Issuer’s Common Stock consisting of :

(1) 1,196,605 shares of Issuer common stock held by Arch Hill Capital (issued upon conversion of $1,914,567 of bridge notes held by Arch Hill Capital on October 4, 2002);

(2) 1,974,500 shares of Issuer common stock held by Arch Hill Capital (issued upon conversion of $3.94 million in principal of Issuer convertible notes held by Arch Hill Capital on February 25, 2004);

(3) 2,970,297 shares of Issuer common stock issuable upon conversion of $3,000,000 in principal of Issuer convertible debentures at an assumed conversion price of $1.01 per share (issued in the Debt Exchange);

(4) 6,069,697 shares of Issuer common stock held by Arch Hill Capital (issued in the Debt Exchange);

(5) 1,500,000 shares of Issuer common stock issuable upon exercise of $2.00 Warrants (issued in the Debt Exchange);

(6) 10,500,000 shares of Issuer common stock issuable upon exercise of $2.40 Warrants (issued in the Debt Exchange) ((1), (2), (3), (4), (5) and (6) together the “Arch Hill Capital Shares”); and

(7) 26,568,480 shares of Issuer common stock held by Arch Hill Ventures as described below.

(ii)	Arch Hill Ventures is the beneficial owner of 26,568,480 shares of Issuer’s Common Stock representing approximately 68.02% of Issuer’s Common Stock consisting of:

(1) 5,567,027 shares of Issuer Common Stock (issued upon conversion of Series A Preferred Stock held by Arch Hill Ventures on February 25, 2004); and

(2) 21,001,453 shares of Issuer Common Stock held by Arch Hill Ventures (issued in the Debt Exchange) ((1) and (2) together the “Arch Hill Ventures Shares”).

(b)	The Arch Hill Capital Shares are owned directly by Arch Hill Capital, with Arch Hill Capital having the sole power to vote and dispose of the Arch Hill Capital Shares. The Arch Hill Ventures Shares are owned directly by Arch Hill Ventures. Arch Hill Ventures has the power to vote and dispose of the Arch Hill Ventures Shares. Arch Hill Capital controls Arch Hill Ventures and also has the power to vote and dispose of the Arch Hill Ventures Shares.

(c)	On April 13, 2004, pursuant to a Debt Exchange Agreement between the Issuer, GAIA Holding, GAIA, Arch Hill Capital, and Arch Hill Ventures, the Issuer exchanged debt owed to Arch Hill Capital and Arch Hill Ventures for Issuer equity securities as follows: (i) $1,587,375 of bridge notes held by Arch Hill Capital and issued in 2002 were exchanged for $1,587,375 of Issuer 10% Convertible Debentures Due 2006 and warrants to purchase up to 793,688 shares of Issuer common stock exercisable at $2.00 per share, (ii) $1,412,625 of bridge notes held by Arch Hill Capital and issued in 2003 were exchanged for $1,412,625 of Issuer 10% Convertible Debentures Due 2006 and warrants to purchase up to 706,312 shares of Issuer common stock exercisable at $2.00 per share, (iii) $5,459,502 of bridge notes issued in 2003 and $918,159 of bridge notes issued from January 1, 2004 through April 13, 2004 and $323,284 of interest on the bridge notes issued in 2003 and 2004 were exchanged for 6,069,697 shares of Issuer common stock and warrants to purchase up to 10,500,000 shares of Issuer common stock exercisable at $2.40 per share and (iv) $23,185,604 of debt owed to Arch Hill Ventures was exchanged for 21,001,453 shares of Issuer common stock. For a further description of the Debt Exchange transaction see Item 6.

Other than as described herein or in a previously filed statement, Reporting Person did not effect any transaction in the Common Stock of Issuer during the past sixty days.

(d) and (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer

Item 6 is hereby amended and supplemented to add the following:

On April 13, 2004, pursuant to a Debt Exchange Agreement between the Issuer, GAIA Holding, GAIA, Arch Hill Capital and Arch Hill Ventures, the Issuer exchanged all debt owed to Arch Hill Capital and Arch Hill Ventures for Issuer equity securities.

Pursuant to the terms of the bridge financing agreement between the Issuer and Arch Hill Capital, amounts outstanding under any promissory notes issued from July 29, 2002 to December 2002 were exchangeable into debentures in the amount of such promissory notes and one warrant for each $1.00 principal of debentures, on the same terms as the securities issued to the holders of the Issuer’s January 2004 debentures (the “January 2004 Securities”). Further, pursuant to the terms of the bridge financing agreement, Arch Hill Capital had the option to apply all amounts due under bridge notes issued from January 1, 2003 for 10% debentures in the amount of such promissory notes and one warrant for each $1.00 principal of debentures, on the same terms as the January 2004 Securities. Arch Hill Capital waived its right to acquire securities having the same terms as the January 2004 Securities for all of the bridge notes issued from January 1, 2003 to April 13, 2004, other than with respect to $1,412,625 of bridge notes issued in 2003, provided shares of Issuer common stock and warrants were issued for such debt.

Based on the foregoing, on April 13, 2004, (i) $1,587,375 of bridge notes held by Arch Hill Capital and issued in 2002 were exchanged for $1,587,375 of Issuer 10% Convertible Debentures Due 2006 and warrants to purchase up to 793,688 shares of Issuer common stock exercisable at $2.00 per share, (ii) $1,412,625 of bridge notes held by Arch Hill Capital and issued in 2003 were exchanged for $1,412,625 of Issuer 10% Convertible Debentures Due 2006 and warrants to purchase up to 706,312 shares of Issuer common stock exercisable at $2.00 per share, (iii) $5,459,502 of bridge notes issued in 2003 and $918,159 of bridge notes issued from January 1, 2004 through April 13, 2004 and $323,284 of interest on the bridge notes issued in 2003 and 2004 were exchanged for 6,069,697 shares of Issuer common stock and warrants to purchase up to 10,500,000 shares of Issuer common stock exercisable at $2.40 per share and (iv) $23,185,604 of debt owed to Arch Hill Ventures was exchanged for 21,001,453 shares of Issuer common stock. The $3,000,000 of Issuer 10% Convertible Debentures Due 2006 issued to Arch Hill Capital in the Debt Exchange are referred to herein as the “April 2004 10% debentures.”

As a condition to the closing of the debt exchange, the Issuer received from a financial advisor, an opinion that the debt exchange is fair from a financial point of view to the Issuer’s stockholders.

Prior to the Debt Exchange, Arch Hill Capital and Arch Hill Ventures agreed not to, without the consent of Issuer, exercise any right that it may have to exchange any debt owed by Issuer or any subsidiary of the Issuer during such period as the Issuer was engaging a financial advisor to opine on the Debt Exchange which period may not extend beyond June 30, 2004.

Description of April 2004 10% debentures

The April 2004 10% debentures have a maturity date of April 13, 2006 at which time the principal amount and all accrued interest on the April 2004 10% debentures is due and payable. Interest payments on the April 2004 10% debentures are due and payable in cash, or at the option of Arch Hill Capital, in Issuer common stock at a price equal to the conversion price of Issuer common stock as described below. Interest is due quarterly commencing June 30, 2004. Any amount of principal or interest on the April 2004 10% debentures which is not paid when due bears interest at 15% per annum from the due date of such payment default.

The April 2004 10% debentures are convertible at any time at the option of the holder into shares of Issuer common stock. The conversion price of Issuer common stock used in calculating the number of shares issuable upon conversion, or in payment of interest on the April 2004 10% debentures, is the lesser of:

• 50% of the average of the lowest three trading prices of Issuer common stock for the twenty trading days ending one trading day prior to the date the Issuer receives a conversion notice from Arch Hill Capital; and

• a fixed conversion price of $2.00.

The Issuer has the right to prepay all or a portion of the outstanding April 2004 10% debentures and accrued and unpaid interest upon prior written notice to Arch Hill Capital in an amount equal to 130% of principal and interest for prepayments occurring from April 13, 2004 through June 12, 2004, 140% for prepayments of principal and interest occurring from June 13, 2004 through July 12, 2004 or 150% for prepayment of principal and interest occurring after July 12, 2004.

Under the terms of the April 2004 10% debentures the conversion price of the 10% debentures is subject to change in the event:

• the Issuer makes a public announcement that it intends to consolidate or merge with any other corporation (other than a merger in which the Issuer is the surviving or continuing corporation and or capital stock is unchanged) or sell or transfer all or substantially all of the Issuer’s assets; or

• any person, group or entity publicly announces a tender offer to purchase 50% or more of Issuer common stock (or any other takeover scheme).

In case of any of the above events, the conversion price of the April 2004 10% debentures will, effective upon the announcement date of any of such transaction and continuing through the termination or abandonment of the proposed transaction which caused these terms of the April 2004 10% debentures to become operative, will be the lower of:

• the conversion price which would have been applicable for a conversion occurring on the announcement date of such transaction; and

• the conversion price that would otherwise be in effect.

Under the terms of the April 2004 10% debentures, if the Issuer at any time sells, conveys or disposes of all or substantially all of the Issuer’s assets, effectuates any transaction or series of related transactions in which more than 50% of the voting power of Issuer stock is disposed of, or the Issuer consolidates, merges or combines with any other entity and the Issuer is not the survivor, then at the option of Arch Hill Capital either:

• Arch Hill Capital may participate in the transaction as if Arch Hill Capital had converted the April 2004 10% debentures prior to such transaction; or

• such event will be deemed to be an event of default pursuant to which the Issuer will be required to pay the holder upon consummation of such transaction an amount equal to the greater of:

• 130% of the outstanding principal amount plus accrued interest on the April 2004 10% debentures; and

• the value of the number of shares of Issuer common stock into which the April 2004 10% debentures are convertible based upon the trading price of Issuer common stock on the day preceding the date of payment.

Also, under the terms of the April 2004 10% debentures, if at any time the April 2004 10% debentures are outstanding, the Issuer:

• distributes any shares of Issuer common stock in a merger, consolidation, exchange of shares, recapitalization or reorganization or the Issuer sells all or substantially all of the Issuer’s assets (other than in connection with a plan of complete liquidation), Arch Hill Capital is entitled to participate in the distribution as if Arch Hill Capital had converted the April 2004 10% debentures;

• distributes any of the Issuer’s assets to the Issuer’s stockholders as a dividend, stock repurchase, return of capital, or otherwise, Arch Hill Capital is entitled to participate in the distribution as if Arch Hill Capital had converted the April 2004 10% debentures; or

• issues or sell any shares of Issuer common stock for no consideration or at a price less than $2.00 per share, then the $2.00 fixed conversion price of the April 2004 10% debentures will be reduced to the price per share the Issuer receives on the issuance or sale.

Under the terms of the April 2004 10% debentures, if the Issuer issues any convertible securities or rights to purchase stock, warrants securities or other property to the holders of Issuer common stock, Arch Hill Capital is entitled to acquire such purchase rights as if Arch Hill Capital had converted the April 2004 10% debentures.

Upon the termination of the security interest of the purchasers of the January 2004 Securities, the April 2004 10% debentures issued to Arch Hill Capital will be secured by a pledge of substantially all of the assets of the Issuer and to subsidiaries.

Description of Warrants Issued in the Debt Exchange

In the debt exchange, the Issuer issued warrants to Arch Hill Capital to purchase 1,500,000 shares of Issuer common stock at an exercise price of $2.00 per share and warrants to purchase 10,500,000 shares of Issuer common stock at $2.40 per share (together, the “warrants”).

The warrants expire on April 13, 2009. The warrants are subject to exercise price adjustments upon the occurrence of certain events including stock dividends, stock splits, mergers, reclassifications of stock or Issuer recapitalization. The exercise price of the warrants is also subject to reduction if the Issuer issues any rights, options or warrants to purchase shares of Issuer common stock at a price less than the market price of Issuer shares as quoted on the OTC Bulletin Board.

Also, if at any time, the Issuer declares a distribution or dividend to the holders of Issuer common stock in the form of cash, indebtedness, warrants, rights or other securities, the holders of the warrants are entitled to receive the distribution or dividend as if the holder had exercised the warrant.

Issuer Covenants Contained in the April 2004 10% debentures

The Issuer is required to reserve from the Issuer’s authorized and unissued common stock a sufficient number of shares to provide for the issuance of common stock upon the full conversion of the April 2004 10% debentures. The Issuer is required at all times to have authorized and reserved two times the number of shares that is actually issuable upon full conversion of the April 2004 10% debentures (based on the conversion price of the April 2004 10% debentures).

In the event that the Issuer does not have the maximum number of shares authorized for issuance as required by the April 2004 10% debentures, the Issuer must use its best efforts to seek and obtain shareholder approval to authorize the issuance of the full number of shares of common stock which would be issuable upon full conversion of the then outstanding April 2004 10% debentures as soon as practicable.

The Issuer may not, without the prior written consent of Arch Hill Capital, do any of the following:

• pay, declare or set apart for payment any dividend or other distribution on shares of Issuer capital stock other than shares issued in the form of a stock dividend;

• redeem, repurchase or otherwise acquire any shares of Issuer capital stock or any warrants, rights or options to purchase or acquire Issuer shares of capital stock;

• sell, lease or otherwise dispose of any significant portion of Issuer assets outside of the ordinary source of the Issuer’s business;

• lend money, give credit or make advances to any person or entity except in existence or committed on April 13, 2004, in the ordinary source of Issuer business or not in excess of $50,000; or

• assume, guarantee, endorse or otherwise become liable upon the obligation of any person or entity except in existence or committed on April 13, 2004, in the ordinary source of the Issuer’s business or not in excess of $50,000.

Issuer Covenants Contained in the Debt Exchange Agreement

The Debt Exchange Agreement contains a number of covenants including the following:

• the Issuer must timely permit the transfer of the April 2004 10% debentures, warrants and conversion shares which are eligible for transfer under an exemption from registration;

• the Issuer must timely file all of Issuer reports with the Securities and Exchange Commission;

• the Issuer must keep at all times have authorized and reserved for issuance two times the number of shares that is actually issuable upon full conversion of the April 2004 10% debentures and exercise price of the warrants (based on the conversion price of the April 2004 10% debentures and exercise price of the warrants in effect from time to time);

• the Issuer must maintain the listing of the common stock and the shares issuable upon conversion or exercise of the warrants on at least the OTC Bulletin Board (or equivalent replacement exchange), the NASDAQ National Market, the NASDAQ SmallCap Market, the New York Stock Exchange or the American Stock Exchange; and

• the Issuer must maintain its corporate existence and the Issuer may not sell all or substantially all of its assets except in the event of a merger or consolidation or sale where the surviving entity assumes all of the Issuer’s obligations under the Debt Exchange Agreement, the April 2004 10% debentures and related agreements and such entity is a publicly traded corporation whose stock is listed for trading on the OTC Bulletin Board, NASDAQ, NASDAQ SmallCap, New York Stock Exchange or American Stock Exchange.

Events of Default under the April 2004 10% debentures

If the Issuer commits an event of default under the 10% debenture, the April 2004 10% debentures are immediately due and payable and the Issuer must pay to Arch Hill Capital an amount equal to the greater of:

• 130% of the outstanding principal amount plus accrued interest on the April 2004 10% debentures plus default interest, if any, plus any amounts owed to the holder under the registration rights agreement; or

• the value of the number of shares of Issuer common stock into which the April 2004 10% debentures are convertible based upon the trading price of Issuer common stock on the day preceding the date of payment.

Events of default under the April 2004 10% debentures include:

• Issuer failure to pay timely any principal interest due on the April 2004 10% debentures;

• Issuer failure or inability to issue shares of Issuer common stock upon conversion of the April 2004 10% debentures;

• Issuer breach of any of the material covenants, representations or warranties included in the April 2004 10% debentures or the related Debt Exchange Agreement;

• Issuer makes an assignment for the benefit of creditors or a receiver or trustee is appointed for a substantial part of Issuer business or property;

• an unstayed judgment is entered against Issuer for more than $100,000;

• bankruptcy, insolvency, reorganization, liquidation proceedings or similar proceedings are instituted by or against Issuer or any of Issuer subsidiaries; or

• the Issuer fails to maintain the listing the Issuer’s common stock on the OTC Bulletin Board (or equivalent replacement exchange), the NASDAQ National Market, the NASDAQ SmallCap Market, the New York Stock Exchange or the American Stock Exchange.

Registration Rights

The shares of common stock issued in the debt exchange and issuable upon conversion of the April 2004 10% debentures and exercise of the warrants are restricted securities under the Securities Act of 1933. Arch Hill Capital and Arch Hill Ventures have the right to include all of the securities owned by such entities, including the securities issued in the Debt Exchange in the registration statement that the Issuer is required to file to register the January 2004 Securities. However, pursuant to an agreement entered into with the holders of the January 2004 10% debenture holders, the Arch Hill Capital Shares and the Arch Hill Ventures Shares may not be sold during the first 12 months that such registration statement is declared effective by the Securities and Exchange Commission unless the January 2004 10% debentures have been repaid or converted prior to that time.

Item 7.	Material to be filed as Exhibits

Item 7 is hereby amended and supplemented to add the following:.

Exhibit 6	Form of Debt Exchange Agreement, dated as of April 13, 2004 between Lithium Technology Corporation, GAIA Holding N.V., GAIA Akkumulatorenwerke GmbH, Arch Hill Capital N.V. and Arch Hill Ventures N.V.

Exhibit 7	Form of Convertible Debenture dated as of April 13, 2004 between Lithium Technology Corporation and Arch Hill Capital N.V.

Exhibit 8	Form of $2.00 Stock Purchase Warrant dated as of April 13, 2004

Exhibit 9	Form of $2.40 Stock Purchase Warrant dated as of April 13, 2004.

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 15, 2004	ARCH HILL CAPITAL N.V.

	By:	/s/ H. H. van Andel

H. H. van Andel Chief Executive Officer

Dated: April 15, 2004	ARCH HILL VENTURES N.V.

	By:	/s/ H. H. van Andel

H. H. van Andel Chief Executive Officer

Index to Exhibits

Exhibit 6	Form of Debt Exchange Agreement, dated as of April 13, 2004 between Lithium Technology Corporation, GAIA Holding N.V., GAIA Akkumulatorenwerke GmbH, Arch Hill Capital N.V. and Arch Hill Ventures N.V.

Exhibit 7	Form of Convertible Debenture dated as of April 13, 2004 between Lithium Technology Corporation and Arch Hill Capital N.V.

Exhibit 8	Form of $2.00 Stock Purchase Warrant dated as of April 13, 2004

Exhibit 9	Form of $2.40 Stock Purchase Warrant dated as of April 13, 2004.